∞ THE PERSONAL LOCATION SERVICES COMPANY ∞

August 12, 2008

VIA EDGAR and VIA FACSIMILE - (202) 772-9205

U.S. Securities and Exchange Commission
Division of Corporation Finance
M/S 3720
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Larry Spirgel, Assistant Director

RE: GTX Corp
Acceleration of the Effective Date
Registration Statement on Form S-1
File No. 333-150861

Dear Mr. Spirgel:

GTX Corp (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-referenced registration statement be ordered effective at 5:00 P.M. (E.S.T.) on Tuesday, August 12, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GTX CORP

By:	/s/ Murray Williams
Murray Williams, Chief Financial Officer

cc: Mr. Jay H. Knight, Attorney-Advisor

GTX Corp	117 W. 9th Street # 1214	Los Angeles, CA 90015
Phone: (213) 489-3019	Fax: (888) 886-1305
www.gtxcorp.com